06008400

AB 4/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~120585~~ 65318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Ivy Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Paragon Drive
(No. and Street)

Montvale	NJ	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Nafash 201 573-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto & Company
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood,	NJ	07450
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH. D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Raymond M. Nafash, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Ivy Capital Markets, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CHIEF FINANCIAL OFFICER

Title

Subscribed and sworn
to before me this
28th day of February 2006

Notary Public

BARBARA ANN MANZO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 12, 2008

This report contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of financial condition.
- [X] (c) Statement of income (loss).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

First Ivy Capital Markets, LLC

Financial Statements

December 31, 2005 and 2004

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
(201) 652-4040
FAX: (201) 652-0401

February 15, 2006

Independent Auditor's Report

To the Members of
First Ivy Capital Markets, LLC
Montvale, NJ 07645

We have audited the accompanying statements of financial condition of First Ivy Capital Markets, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Ivy Capital Markets, LLC as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Becher, Della Torre, Gitto - Company

First Ivy Capital Markets, LLC
Statements of Financial Condition
December 31,

	2005	2004
Assets		
Current assets		
Cash	$ 18,921	$ 53,360
Prepaid expense	675	344
Due from member	-	6,968
Total current assets	19,596	60,672
Total assets	$ 19,596	$ 60,672
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ 1,825	$ 4,235
Accrued expenses	250	7,000
Total current liabilities	2,075	11,235
Total liabilities	2,075	11,235
Members' equity		
Class A membership interests (1,000,000 authorized, 100 issued)	17,521	49,437
Class B membership interests (100,000 authorized, 0 issued)	-	-
Total members' equity	17,521	49,437
Total liabilities and members' equity	$ 19,596	$ 60,672

The accompanying notes are an integral part of the financial statements.

First Ivy Capital Markets, LLC
Statements of Income
For the years ended December 31,

	2005	2004
Revenue		
Private Placement Fee Revenue	$ 264,722	$ 41,700
Other Income	-	50,000
Total revenue	264,722	91,700
Operating expenses		
Payroll Reimbursement	7,675	7,350
Accounting Fees	7,525	7,325
Legal Fees	6,750	7,000
Rent Expense	6,000	6,000
Licenses & Fees	5,705	5,575
Printing & Copying	806	-
Business Insurance	384	384
Continuing Education & Training	376	500
Bank Charges	328	-
Miscellaneous Expenses	93	11
Express Mail	75	292
Payroll Processing Fees	51	1,036
Payroll Tax Expense	-	4,561
Wages	-	49,999
Health & Dental Insurance	-	1,955
Total operating expenses	35,768	91,988
Income (loss) from operations	228,954	(288)
Other income		
Interest Income	500	345
Net income	$ 229,454	$ 57

The accompanying notes are an integral part of the financial statements.

First Ivy Capital Markets, LLC
Statements of Changes in Members' Equity
For the years ended December 31,

	2005	2004
Beginning members' equity	$ 49,437	$ 49,380
Net income	229,454	57
Distributions	(261,370)	-
Ending members' equity	$ 17,521	$ 49,437

The accompanying notes are an integral part of the financial statements.

First Ivy Capital Markets, LLC
Statements of Cash Flows
For the years ended December 31,

	2005	2004
Cash flows from operating activities		
Net income	$ 229,454	$ 57
Adjustments to reconcile net income to net cash provided by operating activities		
Prepaid expenses	(331)	705
Due from member	6,968	(5,460)
Accounts payable	(2,410)	(467)
Accrued expenses	(6,750)	5,571
Total adjustments	(2,523)	349
Net cash provided by operating activities	226,931	406
Cash flows from investing activities	-	-
Cash flows from financing activities		
Distributions paid	(261,370)	-
Net cash used by financing activities	(261,370)	-
Net increase (decrease) in cash	(34,439)	406
Cash - beginning of year	53,360	52,954
Cash - end of year	$ 18,921	$ 53,360

Supplemental disclosures of cash flows information:

	2005	2004
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	-	-

The accompanying notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business: First Ivy Capital Markets, LLC (the "Company") is a limited purpose broker/dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Act"). In addition, on September 25, 2003 they became registered with the National Association of Securities Dealers, Inc. (the "NASD").

The principal activities of the Company are to provide investment banking and related financial advisory and consulting activities to its clients which may include prospective issuers and purchasers of securities and may include activities as acting as a finder or placement agent in securities issuances. The Company also provides investment banking and related financial advisory and consulting services in connection with the structuring of financing, refinancing, recapitalization, and restructuring transactions.

Cash: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes: The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings are included in the personal returns of the members and taxed depending on their personal tax situations. Therefore, the financial statements do not reflect a provision for income taxes.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for the year ended December 31, 2003 and thereafter. At December 31, 2005, the Company had net capital of $16,846, which was $11,846 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.12 to 1. At December 31, 2004, the Company had net capital of $42,125, which was $37,125 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.27 to 1.

Note 3 - Related Party Transactions

The Company has a three-year reimbursement agreement with another entity in which the Company's members have a controlling interest. The Company is required to reimburse this entity for use of their facilities and for the services of designated personnel. During the years ended December 31, 2005 and 2004, the Company incurred $13,675 and $13,350, respectively, with the related entity for these expenses. As of December 31, 2005 and 2004 the Company was indebted to this entity in the amounts of $1,400 and $4,200, respectively, for these expenses. This amount is included in accounts payable in the Statements of Financial Condition.

During the years ended December 31, 2005 and 2004, the Company earned and received income in the amounts of $264,722 and $91,700, respectively, from related parties.

During the years ended December 31, 2004 and 2003, the Company paid $5,460 and $1,508, respectively, on behalf of a nonresident member for his share of the Company's income at the respective state's tax rate. During the year ended December 31, 2005, these amounts were repaid.

Schedule I

First Ivy Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2005

Net Capital		
Total members' equity	$	17,521
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		17,521
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		675
Due from member		-
Net capital before haircuts on securities positions (tentative net capital)		16,846
Haircuts on securities		-
Net capital	$	16,846
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	1,825
Accrued expenses		250
Total aggregate indebtedness	$	2,075
Computation of basic net capital requirement		
Minimum net capital required:		
Company	$	5,000
Total	$	5,000
Excess net capital	$	11,846
Ratio: Aggregate indebtedness to net capital		0.12

There are no material differences from the company's computation. A reconciliation is not necessary pursuant to rule 17a-5(d)(4).